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May 8, 2009

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN: Document Control - EDGAR

RE: Post-Effective Amendment No. 38 on Form N-6
    RiverSource Variable Life Separate Account
    File Nos. 333-69777 and 811-04298
         RiverSource Variable Universal Life IV/RiverSource Variable Universal Life IV Estate Series (VUL IV/VUL IV-ES)

Dear Commissioners:

On behalf of RiverSource Variable Life Separate Account ("Registrant"), RiverSource Life Insurance Company ("Company") is filing Post-Effective Amendment No. 38 ("Amendment No. 38") on Form N-6 pursuant to Rule 485(a)(1) of the Securities Act of 1933 ("1933 Act") for the purpose of making material changes to the above-referenced variable life insurance policy by supplement. The material change is the addition of a new rider.

This filing incorporates the above-referenced prospectus and one combined Statement of Additional Information by reference. Registrant intends this filing to serve as a Template Filing for the New York version of this product which will include the same information. Registrant will submit a request in accordance with Rule 485(b) (1) (vii) under the Securities Act of 1933, as amended, under separate cover.

If you have any questions regarding this filing, please contact me at (612) 678-4177 or Simone Pepper at (612) 671-2847.

Sincerely,


/s/ Dixie Carroll
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Dixie Carroll
Assistant Counsel and Assistant Secretary